UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05045233

February 17, 2005

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section: 14A-8
Rule:
Public Availability: 2/17/2005

Re: The Boeing Company
Incoming letter dated December 22, 2004

Dear Ms. Morgan:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Boeing by Dyke R. Turner. We also have received a letter on the proponent's behalf dated January 31, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Bruce T. Herbert
President
Newground Social Investment
1326 N 76th Street, Suite 100
Seattle, WA 98103

Perkins Coie

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 22, 2004



**VIA OVERNIGHT COURIER**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Shareholder Proposal Concerning Disclosure of Political Contributions Submitted by Dyke R. Turner, With Newground Social Investment as His Representative, for Inclusion in The Boeing Company 2005 Proxy Statement**

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On November 24, 2004, Boeing received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from Dyke R. Turner, shareholder, and Newground Social Investment, as his representative (the "***Proponent***" or "***Newground***"), for inclusion in the proxy statement (the "***2005 Proxy Statement***") to be distributed to the Company's shareholders in connection with its 2005 Annual Meeting.

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the portions of the Proposal identified below from its proxy materials.

[03000-0200/SB043430.059]

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**.

We are also simultaneously forwarding copies of this letter, with copies of all enclosures, to Bruce T. Herbert and Dyke R. Turner at Newground as notice to the Proponent of the Company's intention to exclude portions of the Proposal from the proxy materials. Mr. Turner's letter to the Company submitting the Proposal appoints Newground to act on his behalf in connection with the Proposal.

**The Proposal**

The Proposal relates to the disclosure of political contributions and states, in relevant part:

> *RESOLVED: That Boeing prepare and submit to shareholders an annual report that address the following:*
>
> *(A) Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include (but not be limited to) policies on contributions and donations to federal, state, and local political candidates – including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under 26 U.S.C. Sec. 527;*
>
> *(B) An accounting of Boeing's resources (including property and personnel) contributed or donated to any of the persons and organizations described above;*
>
> *(C) A business rationale for each of Boeing's political contributions or donations;*
>
> *(D) Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.*

**Summary of Basis for Exclusion**

We have advised Boeing that it properly may exclude portions of the Proposal from the 2005 Proxy Statement and form of proxy because under Rules 14a-8(i)(3)/14a-9 they are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

**Explanation of Basis for Exclusion**

**Portions of the Proposal are excludable under Rules 14a-8(i)(3)/14a-9 because they are materially false or misleading.**

Portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/14a-9 because they contain statements that are irrelevant to shareholders considering the Proposal and would likely confuse shareholders about the matter they are voting on.

Rule 14a-8(i)(3) permits a company to exclude portions of a shareholder proposal or supporting statement from its proxy statement if such portions are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. While Staff Legal Bulletin No. 14B ("*SLB 14B*") has clarified the use of Rule 14a-8(i)(3) as a basis for excluding false and misleading statements in shareholder proposals, Section B.4 of *SLB 14B* makes clear that reliance on Rule 14a-8(i)(3) to exclude a statement may be appropriate where the statement is "irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote."

**Paragraph 4** of the Proposal states:

- *A fine line exists between ethical behavior and improper political influence. Our Company may have crossed that line, as evidenced by numerous ethical lapses that have embarrassed the Company and cost shareholders money. These include:*

    - *Being caught in possession of a competitor's proprietary information,*

    - *Loss of a number of rocket launch contracts because of engaging in prohibited behavior,*

- *Delay and possible loss of a $23.5 billion contract for Air Force tankers due to illegal procurement practices, and*
- *The guilty plea of a former Boeing CFO for felony violation of business ethics law[.]*

**Paragraph 7** of the Proposal states:

> *We feel there is a compelling need to counter an ethics scandal that has implicated officers at the highest ranks of our Company, and that has already resulted in the loss of certain contracts (rocket launches), has delayed if not derailed others (the Air Force tanker lease/purchase), and could impact trade disputes regarding important European markets.*

**All of paragraphs 4 and 7** of the Proposal may be excluded as irrelevant to a consideration of the subject matter of the Proposal. The subject matter of the Proposal is whether shareholders should ratify an annual report that addresses the Company's political contributions. Each of the statements in paragraph 4 relates to allegations and events that are entirely irrelevant to political contributions or a consideration of shareholder ratification of an annual report that addresses the Company's political contributions. Likewise, the "ethics scandal" described in paragraph 7 does not involve political contributions. As a result, discussion of the "ethics scandal" is entirely irrelevant to a consideration of shareholder ratification of an annual report that addresses the Company's political contributions.

The Staff has granted relief in the past to the Company and other companies where a supporting statement contains information irrelevant to a consideration of the subject matter of the proposal. *See The Boeing Co.* (Feb. 26, 2003) (instructing the Proponent to delete several statements, including "[f]rom the text [of a Company study] our management appears to over-rely on an entrenched long-term strategy," among others, based on the Company's argument that the statements were misleading and irrelevant to a proposal for annual elections of directors); *The Boeing Co.* (Feb. 26, 2003) (instructing the Proponent to delete several statements based on the Company's argument that the statements were misleading and inflammatory and irrelevant to a proposal regarding shareholder rights plans); *Sara Lee Corp.* (Mar. 31, 2004) (concurring in exclusion of a supporting statement that consisted of copies of newspaper articles on a variety of topics unrelated to the proposal); *Weyerhaeuser Co.* (Jan. 26, 2004) (directing the proponent to delete statements regarding the Sustainable

Forestry Initiative based, in part, on the company's argument that the Sustainable Forestry Initiative was irrelevant to board declassification, the topic of the proposal); *AMR Corp.* (Apr. 4, 2003) (directing the proponent to delete references to other companies that have redeemed or sought shareholder approval of shareholder rights plans based, in part, on the company's argument that this reference was misleading and irrelevant to the topic of the proposal); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the proponent to delete statements regarding the derivation of the company's land subsidies based, in part, on the company's argument that these statements were irrelevant to the topic of the proposal).

In addition, portions of the Proposal are properly excludable under Rules 14a-8(i)(3)/14(a)(9) because they impugn the character, integrity and personal reputation of members of the Board of Directors (the "***Board***") and the Company's management.

*SLB 14B* makes clear that reliance on Rule 14a-8(i)(3) to exclude a statement may be appropriate where statements "directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." *SLB 14B*, Section B.4.

**Paragraph 2** states:

> *However, our Company's political contributions and involvements raise serious ethical concerns;*

This statement impugns the character, integrity and reputation of the Company, the Company's board and the Company's management by suggesting, without factual foundation, that there are "ethical concerns" with the Company's political contributions. The Proposal does not cite any political contributions by the Company that raise "serious ethical concerns." Moreover, the Company has a detailed policy, Procedure 43: Company Involvement in Political Activities ("***PRO 43***"), in place to prevent unethical political contributions by the Company. PRO 43 prohibits the Company from making contributions to candidates for all federal offices and certain state offices, among other things.

The Staff has granted relief in the past to the Company and other companies where a statement impugned the character, integrity or personal reputation of directors and management without factual foundation. *See The Boeing Co.* (Feb. 26, 2003) (directing the proponent to delete the statement that "[t]here is no evidence that our management located any of the numerous reports that support this shareholder proposal topic," among others, based, in part, on the Company's argument that the statement was misleading, irrelevant and indirectly impugned the character of the Board); *First Energy Corp.* (Feb. 23, 2004) (instructing the proponent to delete "[c]ompany officials may, in fact, be funding groups and candidates whose agendas are antithetical to the interests of it, its shareholders and its stakeholders" based on the argument that the statement impugned the character and reputation of the company's board and executives); *General Electric Co.* (Jan. 25, 2004) (instructing the proponent to delete statements based on the argument that the statements impugned the character of the company's board and management); *Alaska Air Group, Inc.* (Mar. 14, 2003) (instructing the proponent to delete "[a]lthough Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic" based, in part, on the company's argument that the statement impugned the integrity of the company and its officers and directors); *Honeywell Int'l, Inc.* (Jan. 15, 2003) (directing the proponent to delete multiple statements from his proposal based on the company's argument that such statements impugned the character and integrity of the company's board of directors).

* * * * *

For the foregoing reasons, we believe that portions of the Proposal may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if portions of the Proposal are excluded.

Boeing anticipates that its definitive 2005 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 18, 2005. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:smg
Enclosures

cc: Dyke R. Turner, Newground Social Investment
Bruce T. Herbert, Newground Social Investment
Mark R. Pacioni, Assistant Corporate Secretary and Counsel,
The Boeing Company

EXHIBIT A

Newground
Social Investment

1326 N 76th Street, Suite 100
Seattle, Washington 98103
www.newground.net
(206) 522-3066 fax
(206) 522-1944

Via Fax and Overnight Delivery

Wednesday, November 24, 2004

James C. Johnston, Secretary
The Boeing Company
100 North Riverside Plaza, 311 A1 MC 5003-1001
Chicago, IL 60605-1596

Re: Shareholder Proposal

Dear Mr. Johnson:

Newground Social Investment, on behalf of its clients, routinely monitors the social and environmental implications of the policies and practices of the companies in which we hold stock. We are concerned about the long term implications of corporate political activity, which we feel can diminish shareholder value by tarnishing a company's reputation and brand.

Therefore, on behalf of our client Dyke R. Turner, we are filing the enclosed resolution seeking disclosure of political contributions. This is for consideration and action by the stockholders at the next annual meeting, and for inclusion in the proxy statement in accordance with Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate your indicating in the proxy statement that we are sponsors of this resolution.

Through Newground, Mr. Turner is the beneficial owner of 544 shares of common stock that he has held for more than one year. As Mr. Turner's money manager, please accept this statement as verification confirming the details of his ownership. As required by SEC rules, a representative of the filers will attend the stockholders meeting to move the resolution, and we will continue to hold shares in the company through the time of the stockholders meeting.

We regret that scheduling prevented our initiating this discussion prior to the proxy filing deadline, but it is our sincere desire and routine practice to dialogue with representatives of management toward the end of reaching a mutually satisfactory agreement whereby the resolution may be withdrawn. That is our intent in this instance, and you may direct any correspondence regarding this shareholder proposal to Newground's attention.

Thank you for your consideration of this matter and we look forward to being in touch.

Sincerely,

Bruce T. Herbert, AIF®
President, ACCREDITED INVESTMENT FIDUCIARY™

Dyke R. Turner
Shareholder

cc: Dyke R. Turner
David Schilling, Interfaith Center on Corporate Responsibility (ICCR)

## THE BOEING COMPANY: SHAREHOLDER PROPOSAL ON CAMPAIGN FINANCE DISCLOSURE REPORT

**WHEREAS:** Boeing has a strong tradition of integrity and ethical behavior, as evidenced by a Code of Conduct that includes:

> "Employees will not engage in conduct or activity that may raise questions as to the company's honesty, impartiality, reputation or otherwise cause embarrassment to the company."

However, our Company's political contributions and involvements raise serious ethical concerns;

Because buying votes is illegal, investors may rightly ask "what is the purpose of political contributions?" This is particularly so when campaign recipient(s) hold opposing views to those of a shareholder;

The perception that campaign contributions may be linked to the awarding of government contracts, subsidies, or the altering of regulations or bidding procedures may be detrimental to the long-term best interests of shareholders;

A fine line exists between ethical behavior and improper political influence. Our Company may have crossed that line, as evidenced by numerous ethical lapses that have embarrassed the Company and cost shareholders money. These include:

- Being caught in possession of a competitor's proprietary information,
- Loss of a number of rocket launch contracts because of engaging in prohibited behavior,
- Delay and possible loss of a $23.5 billion contract for Air Force tankers due to illegal procurement practices, and
- The guilty plea of a former Boeing CFO for felony violation of business ethics law;

We believe a full disclosure policy would counter a perceived climate of secrecy and serve all sharehdlders, and others associated with our Company;

**THEREFORE, BE IT RESOLVED:** That Boeing prepare and submit to shareholders an annual report that addresses the following:

(A) Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include (but not be limited to) policies on contributions and donations to federal, state, and local political candidates – including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under 26 U.S.C. Sec. 527;

(B) An accounting of Boeing's resources (including property and personnel) contributed or donated to any of the persons and organizations described above;

(C) A business rationale for each of Boeing's political contributions or donations;

(D) Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

### SUPPORTING STATEMENT

We feel there is a compelling need to counter an ethics scandal that has implicated officers at the highest ranks of our Company, and that has already resulted in the loss of certain contracts (rocket launches), has delayed if not derailed others (the Air Force tanker lease/purchase), and could impact trade disputes regarding important European markets.

In this regard, secrecy may not be the best corporate policy. As with Enron and other scandals there can be a backlash against companies that are perceived to take advantage of the public and public trust.

Therefore, we feel full disclosure of our Company's political efforts will benefit all shareholders and we urge a **VOTE FOR** this common-sense proposal.

Newground
Social Investment

1326 N 76th Street, Suite 100
Seattle, Washington 98103

www.newground.net
(206) 522-3066 fax
(206) 522-1944

**Via Facsimile & Overnight Delivery**

8466866533310

Monday, January 31, 2005

Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, DC 20549

**Re: Perkins Coie Challenge of Shareholder Proposal Concerning Disclosure of Political Contributions, Submitted to The Boeing Company**

Dear Friends:

We are in receipt of the 12/22/04 letter from J. Sue Morgan of the Perkins Coie law firm that requests a no-enforcement position from the Commission regarding omitting portions of our shareholder proposal.

While we are in the process of preparing and will submit a more complete response, we strongly feel that the arguments presented are without merit and are not relevant to this proposal and set of circumstances.

Since its submission, more facts have surfaced related to the various instances cited in the proposal. Boeing Company shareholders have suffered severe financial harm resulting from a climate of secrecy related to patterns of political deal-making, non-disclosure and cover-up. Shareholders deserve not only to vote on the question of political disclosure, but to know the facts and circumstances that surround the critical need for such disclosure. Lacking this essential context, shareholders are prevented from casting informed votes. Mere embarrassment on the part of the Company is no reason to prevent shareholders, the Company's owners, from having the information necessary to make these informed decisions.

Therefore, we will request that the Commission deny in its entirety the request for no-enforcement submitted by Perkins Coie on behalf of The Boeing Company. Thank you.

Sincerely,

Bruce Herbert

Bruce T. Herbert
President | ACCREDITED INVESTMENT FIDUCIARY™

cc: Dyke R. Turner, shareholder
J. Sue Morgan, Perkins Coie

Newground
Social Investment

1326 N 76th Street, Suite 100
Seattle, Washington 98103

www.newground.net
(206) 522-3066 fax
(206) 522-1944

## IMPORTANT FAX FOR:

**Securities & Exchange Commission**
**Division of Corporation Finance, Office of Chief Counsel**
Fax: 202-942-9525
Tel: 202-942-2900

---

## From:

Bruce T. Herbert BTH
**Tel: 206-522-1944 (USA)**
**Fax: 206-522-3066**
bh@newground.net
www.newground.net

---

**Date: 1/31/2005** **2 page(s), including cover**

---

## Memo:

**Re: The Boeing Company, Shareholder Proposal on Disclosure of Political Contributions**

Friends,

Attached please find a letter indicating our intent to respond to the Perkins Coie law firm's 12/22/04 letter seeking no-enforcement.

Thank you.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Boeing Company
Incoming letter dated December 22, 2004

The proposal provides that Boeing prepare and submit to shareholders an annual report containing the following: (1) Boeing's policies for political contributions made with corporate funds, political action committees sponsored by Boeing, and employee political contributions solicited by senior executives of the company; (2) an accounting of Boeing's political contributions; (3) a business rationale for each of Boeing's political contributions; and (4) the identity of the person or persons involved in making decisions with respect to Boeing's political contributions.

We are unable to concur in your view that Boeing may exclude portions of the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Boeing may omit portions of the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Sukjoon Richard Lee

Sukjoon Richard Lee
Attorney-Adviser